SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

JAVELIN PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

DISCUS ACQUISITION CORPORATION

a wholly-owned subsidiary of

HOSPIRA, INC.

 (Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class Securities)

471894105

(CUSIP Number of Class of Securities)

Brian J. Smith

Senior Vice President, General Counsel and Secretary

Hospira, Inc.

Dept. NLEG, Bldg. H1

275 North Field Drive

Lake Forest, Illinois 60045-5045

(224) 212-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Craig A. Roeder

Michael F. DeFranco

Baker & McKenzie LLP

One Prudential Plaza

130 East Randolph Drive

Chicago, Illinois 60601

(312) 861-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$145,593,701	$10,380.83

(1)    Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 64,423,345 shares of common stock of Javelin Pharmaceuticals, Inc. outstanding as of April 9, 2010, multiplied by $2.20 per share, which is the offer price, plus (ii) $3,862,342 expected to be paid in connection with the cancellation of outstanding stock options, restricted stock units, deferred stock units and warrants.

(2)    The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for fiscal year 2010, issued December 2009, by multiplying the transaction value by 0.00007130.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,381.00	Filing Party:	Hospira, Inc. and Discus Acquisition Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	April 21, 2010

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2010 by (i) Discus Acquisition Corporation, a Delaware corporation (the “Purchaser”), and Hospira, Inc., a Delaware corporation and the corporate parent of the Purchaser (the “Parent”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Javelin Pharmaceuticals, Inc., a Delaware corporation, at a purchase price of $2.20 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 4 and 11.    Terms of the Transaction; Additional Information.

Items 4 and 11(b) of the Schedule TO, which incorporate by reference the information set forth in the Offer to Purchase, are hereby amended and supplemented to include the following information:

Section 1.     Terms of the Offer.

The last sentence of the fourth paragraph of this section on page 10 of the Offer to Purchase is amended and restated as follows:

“Subject to the terms and conditions set forth in the Merger Agreement and the Offer, the Parent will cause the Purchaser to, and the Purchaser will, immediately accept for payment and promptly pay for all Shares validly tendered and not withdrawn during any such Subsequent Offering Period after any such Shares are tendered during any such Subsequent Offering Period and in any event in compliance with Rule 14d-11(c) under the Exchange Act.”

Section 2.     Acceptance for Payment and Payment for Shares.

The first paragraph of this section on pages 11 and 12 of the Offer to Purchase is amended and restated as follows:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, purchase and promptly pay for all Shares validly tendered prior to the Expiration Time of the Offer and not validly withdrawn prior to the Expiration Time. If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept for payment and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1—‘Terms of the Offer.’”

Item 11.    Additional Information.

Items 11(a)(2) and 11(a)(3) of the Schedule TO, which incorporate by reference the information set forth in the section of the Offer to Purchase entitled “Certain Conditions of the Offer” are amended and supplemented to include the following information:

Section 15.     Certain Conditions of the Offer.

The following definition is added at the end of this section on page 59 of the Offer to Purchase:

“As used in the Merger Agreement, ‘Company Material Adverse Effect’ means an effect, event, occurrence, development or change (each, an ‘Effect’) that, individually or when taken together with all other Effects, has a material adverse effect on the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, other than any Effect arising out of or resulting from:

•                                           a decrease in the market price of Shares in and of itself, it being understood that the circumstances underlying such change may be deemed to constitute, or may be taken into account in determining whether there has been, a Company Material Adverse Effect;

•                                           changes in conditions in the United States or global economy or capital or financial markets generally, including changes in interest or exchange rates (except to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other similarly situated companies in the pharmaceutical or biotechnology industries);

•                                           changes in general legal, tax, regulatory, political or business conditions in the countries in which the Company does business;

•                                           general market or economic conditions in the pharmaceutical or biotechnology industries (except to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other similarly situated companies in such industries);

•                                           changes in generally accepted accounting principles as applied in the United States;

•                                           the announcement or pendency of the transactions contemplated by the Merger Agreement and compliance with the terms and conditions of the Merger Agreement;

•                                           acts of war, armed hostilities, sabotage or terrorism, or any escalation or the significant worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of the Merger Agreement;

•                                           earthquakes, hurricanes, floods, or other natural disasters;

•                                           the fact, in and of itself (and not the underlying causes thereof) that the Company or its subsidiaries failed to meet any projections, forecasts, or revenue or earnings predictions for any period;

•                                           determinations by the FDA, the Medicines and Healthcare Products Regulatory Agency or the European Medicines Agency, or any panel or advisory body empowered or appointed thereby, with respect to any products or product candidates of persons (other than the Company) similar to or competitive with products being manufactured, distributed or developed by or on behalf the Company or Company product candidates or the results of any clinical trial with respect to any such products or product candidates; or

•                                           any action taken by the Company at the request or with the consent of any of the Parent and the Purchaser.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2010	HOSPIRA, INC.

	By:	/s/ Brian J. Smith
Name: Brian J. Smith
Title: Senior Vice President

DISCUS ACQUISITION CORPORATION

By:	/s/ Brian J. Smith
Name: Brian J. Smith
Title: Vice President and Secretary